ASSET ACQUISITION AGREEMENT

THIS ASSET ACQUISITION AGREEMENT (this "*Agreement*"), dated as of September 19, 2016, by and among **VIVA CONSULTING GROUP LIMITED**, a company limited by shares and organized under the laws of the British Virgin Islands ("*ViVA BVI*"); **VIVA COMPLIANCE TECHNOLOGIES UGANDA (VCT UGANDA) LIMITED**, a limited liability company organized under the laws of Uganda ("*ViVA Uganda*"); and **VIVA CONSULTING GROUP INC.**, a company organized under the laws of the State of Delaware ("*ViVA Delaware*"; each of ViVA BVI, ViVA Uganda and ViVA Delaware is referred to as a "*Party*").

WHEREAS, ViVA BVI owns ninety-nine percent (99%) of the shares of ViVA Uganda;

WHEREAS, ViVA Delaware is issuing Preferred Shares through a Regulation A+ filing with the Securities and Exchange Commission (the "*Offering*"), and ViVA Delaware wishes to use the proceeds of the Offering ("Offering Proceeds") to purchase a 51% majority ownership in the concession agreement, signed January 4, 2016, between ViVA Uganda and the Buganda Land Board (the "Project Assets") in order to obtain majority ownership and control of the Project Assets;

WHEREAS, ViVA BVI has agreed to the acquisition of 51% of the Project Assets by ViVA Delaware upon the release of the Offering Proceeds to ViVA Uganda;

WHEREAS, it is a condition precedent to ViVA Delaware's release of the Offering Proceeds to ViVA Uganda that the Parties hereto shall have executed and delivered this Agreement;

NOW, THEREFORE, in consideration of the premises and of the agreements contained herein, the Parties agree as follows:

SECTION 1. Automatic ACQUISITION.

As a condition to release of Offering Proceeds to ViVA Uganda, both ViVA BVI and ViVA Uganda hereby agree to sell 51% ownership of the Project Assets to ViVA Delaware, constituting majority stake in the Project Assets. Subject to the release of the Offering Proceeds, ViVA BVI and ViVA Uganda shall take all steps necessary to effect the acquisition of the Project Assets by ViVA Delaware, including, at ViVA BVI's expense, promptly executing and delivering to ViVA Delaware such instruments and documents, and taking such action, as is necessary or required in order to effectuate the acquisition.

SECTION 2. Representations and Warranties.

ViVA BVI represents and warrants as follows:

(a) ViVA BVI (i) is duly organized, validly existing, and in good standing under the laws of the British Virgin Islands; (ii) is authorized to do business in each jurisdiction in which it conducts business; and (iii) has the power to execute, deliver, and perform all of its obligations hereunder this Agreement and all documents related thereto.

(b) Its execution, delivery, and performance of this Agreement: (i) has been duly authorized by all necessary action and (ii) will not breach, or result in the imposition of any lien upon any of its assets under, any of its charter documents or under any agreement or other requirement by which it or any of its properties may be bound or affected. This Agreement has been duly executed and delivered by ViVA BVI and is the legal, valid, and binding obligation of ViVA BVI, enforceable in accordance with its terms, except as the enforceability thereof may be limited by (x) applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (y) the application of general principles of equity as applied by courts of competent jurisdiction (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No litigation, arbitration or administrative proceedings are current or pending or, to ViVA BVI's knowledge, threatened, involving or affecting the Project Assets or which could reasonably be expected to have a material adverse effect on its ability to perform its obligations hereunder, and none of the Project Assets are subject to any order, writ, injunction, execution, or attachment.

(d) All documentary, stamp, or other taxes or fees that may be owed in connection with the acquisition contemplated herein shall be timely paid.

(e) No consent of any person and no other action by, or notice to or filing with, any governmental authority or regulatory body is required in connection with ViVA BVI's execution, delivery, or performance, or with respect to the validity or enforceability of this Agreement.

(f) In exchange for executing this Agreement, ViVA BVI is receiving substantial benefits from ViVA Uganda, which benefits are at least reasonably equivalent to the obligations being incurred herein.

ViVA Uganda represents and warrants as follows:

(a) ViVA Uganda (i) is duly organized, validly existing, and in good standing under the laws of the Country of Uganda; (ii) is authorized to do business in each jurisdiction in which it conducts business; and (iii) has the power to execute, deliver, and perform all of its obligations hereunder this Agreement and all documents related thereto.

(b) Its execution, delivery, and performance of this Agreement: (i) has been duly authorized by all necessary action and (ii) will not breach, or result in the imposition of any lien upon any of its assets under, any of its charter documents or under any agreement or other requirement by which it or any of its properties may be bound or affected. This Agreement has been duly executed and delivered by ViVA Uganda and is the legal, valid, and binding obligation of ViVA Uganda, enforceable in accordance with its terms, except as the enforceability thereof may be limited by (x) applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (y) the application of general principles of equity as applied by courts of competent jurisdiction (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) The Project Assets are owned beneficially and of record solely by ViVA Uganda, free and clear of any adverse claim or lien (other than such restrictions on transfer set forth herein).

(d) No litigation, arbitration or administrative proceedings are current or pending or, to ViVA Uganda's knowledge, threatened, involving or affecting the Project Assets or which could reasonably be expected to have a material adverse effect on its ability to perform its obligations hereunder, and none of the Project Assets are subject to any order, writ, injunction, execution, or attachment.

(e) All documentary, stamp, or other taxes or fees that may be owed in connection with the acquisition contemplated herein shall be timely paid.

(f) No consent of any person and no other action by, or notice to or filing with, any governmental authority or regulatory body is required in connection with ViVA Uganda's execution, delivery, or performance, or with respect to the validity or enforceability of this Agreement.

SECTION 3. Covenants.

Unless ViVA Delaware otherwise agrees in writing, ViVA BVI covenants and agrees that it shall:

(a) pay all documentary, stamp, registration, and other taxes or fees, if any, to which this Agreement may be subject or give rise, and indemnify ViVA Delaware against any and all liabilities with respect to or resulting from any delay or omission on the part of ViVA BVI to pay any such duties, taxes, or fees;

(b) not knowingly take any action in connection with the Project Assets that would materially impair the interest or rights of ViVA Delaware hereunder;

(c) use all reasonable efforts to ensure that ViVA Uganda does not take any of the following actions: (A) sell, assign, convey, lease, or otherwise dispose of all or a material portion of its assets, other than in the ordinary course of business; (B) dissolve, liquidate, or otherwise cease to do business; or (C) merge or consolidate with any Person.

(d) not charge, pledge, or encumber in any manner, or otherwise dispose of, or grant any option with respect to, any of the Project Assets or ViVA BVI's interest therein, or allow to exist any lien on such Project Assets or any of ViVA BVI's interest therein;

(e) give, or cause to be given, to any representative of ViVA Delaware, access during normal business hours to, and permit them to examine, copy, and make extracts from, any and all records and documents in the possession or subject to the control of ViVA BVI relating to the Project Assets to the extent necessary to give effect to the purposes of this Agreement; and

(f) at its own expense, carry out all such acts and things and file all such documents as are necessary or advisable, or as ViVA Delaware may require, to procure the registration, in accordance with the law of any jurisdiction, of this Agreement and to ensure the validity and enforceability of this Agreement in accordance with its terms.

SECTION 4. Costs and Expenses.

ViVA BVI shall pay or reimburse ViVA Delaware on demand, in Dollars, for all costs and expenses incurred by ViVA Delaware in exercising and enforcing any of its rights, powers, and remedies hereunder, including attorneys' fees and expenses.

SECTION 5. Arbitration.

The Parties shall try in good faith to resolve any dispute or claim related to or arising out of this Agreement, or the interpretation, making, performance, breach or termination thereof, amicably by themselves. If the Parties should resolve such dispute or claim, a memorandum setting forth their agreement will be prepared in the form and substance satisfactory to and signed by all Parties. If the dispute or claim is not resolved by the Parties themselves, the dispute shall be finally settled by arbitration in accordance with the then current rules of arbitration of the American Arbitration Association ("*Rules*") by one arbitrator in accordance with such Rules. Such arbitration shall be held in or around Washington, DC, USA, i.e., within a 25 mile radius from the US Capitol and the proceedings and all pleadings, filings, written evidence, decisions and other relevant documents shall be in English. Any written evidence in a language other than English shall be submitted with an English translation. Any final decision issued in the arbitration shall be in writing and binding and conclusive upon the Parties to this Agreement and may be entered as a final judgment by any court of competent jurisdiction. Notwithstanding the foregoing, the Parties may apply to any court of competent jurisdiction for temporary or permanent injunctive relief without breach of this Section. Each Party shall bear its own costs in connection with the foregoing arbitration.

SECTION 6. Notices.

Except as otherwise provided herein, each notice, demand, or other communication relating to this Agreement shall be in writing, shall be hand-delivered or sent prepaid by mail or overnight delivery service or e-mail or facsimile transmission (with a copy by mail to follow, receipt of which copy shall not be required to effect notice), and shall be deemed duly given when sent to the following addresses:

To ViVA BVI:
Jeffrey Christoph
461 N Thomas St #303
Arlington, VA 22203
Jeff.christoph@vivagovsolutions.com
703-297-0534

To ViVA Uganda:
Fredrick Whitaker
4425 Ravenwood Avenue
Sacramento, CA 95821
Rick.whitaker@vivagovsolutions.com
714-759-0482

To Viva Delaware:
Michel Vachon
3 Dairyfield Ct
Rockville, MD 20852
Michel.vachon@vivagovsolutions.com
240-888-7479

SECTION 7. Governing Law.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

SECTION 8. Succession.

This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties hereto; provided, however, that ViVA BVI shall not, without the prior written consent of ViVA Delaware, assign or delegate all or any part of its interest herein or obligations hereunder.

SECTION 9. Amendments.

The provisions of this Agreement may be waived, supplemented, or amended only by an instrument in writing signed by the Parties hereto.

SECTION 10. Severability.

If any provision of this Agreement is prohibited or held to be invalid, illegal, or unenforceable in any jurisdiction, the parties hereto agree to the fullest extent permitted by law that it shall not affect the validity, legality, and enforceability of the other provisions of this Agreement and shall not render such provision prohibited, invalid, illegal, or unenforceable in any other jurisdiction.

SECTION 11. Execution in Counterparts.

This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed and delivered on its behalf by its duly authorized representative as of the date first above written.

VIVA CONSULTING GROUP LIMITED

By: Jeffrey D Christoph

Name: Jeffrey Christoph
Title: Chief Executive Officer

VIVA COMPLIANCE TECHNOLOGIES UGANDA (VCT UGANDA) LIMITED

By: Frederick L. Whitaker

Name: Rick Whitaker
Title: Managing Director

VIVA CONSULTING GROUP INC.

By: Michel Vachon

Name: Michel Vachon
Title: MD, Legal and Project Finance